hospital and are in need of rehabilitation or restorative care and long-term residents who require assistance with numerous activities of daily living. SNFs provide comprehensive delivery of care to these residents at a relatively low cost. Moreover, while the supply of SNFs is constrained by obstacles, such as licensing, Certificate of Need ("CON"), and state regulatory requirements, a recent healthcare policy shift towards treating patients in lower cost, more clinically appropriate settings is expected to generate increased utilization of SNFs.

SNF operators generally receive revenue through reimbursement from the federal and state funded Medicare and Medicaid programs, as well as private insurers. Government reimbursement is a key factor supporting the revenues and profitability of SNF operators. From 2000 to 2014, despite significant volatility during the period, SNF Medicare reimbursement rates increased at a compound annual growth rate ("CAGR") of 3.8% and SNF Medicaid reimbursement rates increased at a CAGR of 3.9%, according to Eljay LLC and the Centers for Medicare & Medicaid Services ("CMS").

CCP's Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Growing Earnings Stream Providing for Reliable Dividend Payments to Stockholders

We lease all of our real estate properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years.

We have strong cash flow-to-rent coverage, which is an indication of our tenants' ability to pay the rent due under our leases. In addition, our triple-net lease structure helps to insulate us from variability in operator cash flows. We support our ability to generate attractive returns on a long-term basis by structuring our leases with a variety of favorable provisions. For instance, our leases typically have initial terms of 10 years and include annual rent escalators that average approximately 2.3% per year. These escalator provisions help us to maintain our cash rental stream.

We regularly enter into lease extensions during the terms of our leases in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our leases also generally provide us with key credit support for our contractual rents through guarantees and/or security deposits, and we have strong structural protections by entering into master leases or leases with cross-default provisions. We typically require security deposits of several months' rent.

National, Diversified Portfolio with Ventas Legacy Positioning CCP to Capitalize on Market Opportunities

Most of our 355 properties have been owned by Ventas, an S&P 500 company and global leader in the healthcare real estate industry, for a long time, and our geographically diverse portfolio was constructed by Ventas through its highly regarded capital allocation expertise and excellent underwriting standards. The geographic and operator diversification of this strategically assembled portfolio not only reduces our exposure to any single market or tenant, but also helps us to expand our operating expertise and provides us with numerous relationships upon which to grow. We expect to capitalize on our relationships and experience to enhance our forward growth profile.

Specifically, we pursue a strategy of leasing properties to multiple tenants in each of our markets and leasing multiple properties to each of our tenants, which helps us to expand our expertise and relationships in a given market, while also helping us to diversify and mitigate risk. As leases expire, we often re-lease properties to new tenants. Over the last three years, we re-leased properties accounting

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CCP's Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Growing Earnings Stream Providing for Reliable Dividend Payments to Stockholders

We lease all of our real estate properties to third-party operators under triple-net leases, pursuant to which the tenants are obligated to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures. Our leases have a weighted average remaining term of greater than nine years.

We have strong cash flow-to-rent coverage, which is an indication of our tenants' ability to pay the rent due under our leases. In addition, our triple-net lease structure helps to insulate us from variability in operator cash flows. We support our ability to generate attractive returns on a long-term basis by structuring our leases with a variety of favorable provisions. For instance, our leases typically have initial terms of 10 years and include annual rent escalators that average approximately 2.3% per year. These escalator provisions help us to maintain our cash rental stream.

We regularly enter into lease extensions during the terms of our leases in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our leases also generally provide us with key credit support for our contractual rents through guarantees and/or security deposits, and we have strong structural protections by entering into master leases or leases with cross-default provisions. We typically require security deposits of several months' rent.

National, Diversified Portfolio with Ventas Legacy Positioning CCP to Capitalize on Market Opportunities

Most of our 355 properties have been owned by Ventas, an S&P 500 company and global leader in the healthcare real estate industry, for a long time, and our geographically diverse portfolio was constructed by Ventas through its highly regarded capital allocation expertise and excellent underwriting standards. The geographic and operator diversification of this strategically assembled portfolio not only reduces our exposure to any single market or tenant, but also helps us to expand our operating expertise and provides us with numerous relationships upon which to grow. We expect to capitalize on our relationships and experience to enhance our forward growth profile.

Specifically, we pursue a strategy of leasing properties to multiple tenants in each of our markets and leasing multiple properties to each of our tenants, which helps us to expand our expertise and relationships in a given market, while also helping us to diversify and mitigate risk. As leases expire, we often re-lease properties to new tenants. Over the last three years, we re-leased properties accounting for 30% of our NOI at market rents, providing us with a more stable forward growth profile. The result is that leases that were once concentrated with some of our larger operators have been re-leased to new regional and local operators with lower cost structures and greater knowledge of their particular markets, broadening our tenant base and expanding our pipeline of new investment opportunities.

Strong Relationships with Operators

The members of our management team have developed an extensive network of relationships with qualified local, regional and national operators of SNFs across the U.S. Our management team has built this extensive network over 95 years of collective experience in the REIT, real estate, healthcare assets and finance industries, and through involvement in industry organizations and the development of strong relationships with customers, lenders and investors within the post-acute/SNF sector. We work collaboratively with our operators, investing capital to help them achieve their growth and business objectives. We believe these strong relationships with operators help us to source investment

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the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between CCP and Ventas related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of CCP and Ventas. If such efforts are not successful, either CCP or Ventas may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the separation and distribution agreement.

Expenses

Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, Ventas will be responsible for all costs and expenses incurred prior to the distribution date in connection with the separation, including costs and expenses relating to legal and tax counsel, financial advisors, the audit of CCP's historical combined consolidated financial statements, prepayment penalties on debt, transfer taxes, and accounting and valuation advisory work related to the separation. Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, or as otherwise agreed in writing by Ventas and CCP, all costs and expenses incurred in connection with the separation from and after the distribution date will be paid by the party incurring such cost and expense. CCP will be responsible for the fees associated with the incurrence of indebtedness in connection with the separation.

Non-Solicitation; No-Hire

The separation and distribution agreement provides that for a period of two years after the separation, we will not solicit for hire, subject to certain exceptions, any Ventas employees without prior consent from Ventas. The separation and distribution agreement also provides that for a period of six months following the separation, neither we nor Ventas will hire any current or former employees of the other, subject to certain exceptions.

Common Tenants

The separation and distribution agreement will provide that with respect to certain properties leased by specified common tenants of CCP and Ventas, CCP's right to accelerate the payment of the remaining rent owing by a common tenant in the event of a default under the respective master lease is subject to Ventas's consent or simultaneous acceleration of rents due under Ventas's corresponding master lease with the same common tenant.

Title Transfers

Under the separation and distribution agreement, Ventas will convey certain properties to CCP pursuant to conveyance documents in a manner intended to transfer to CCP, to the extent possible, the benefit of existing coverage under title insurance policies held by Ventas with respect to such properties.

Other Matters

Other matters governed by the separation and distribution agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation and distribution agreement will provide that it may be terminated and the separation may be modified or abandoned at any time prior to the distribution in the sole discretion of Ventas without the approval of any person, including CCP's stockholders or Ventas's stockholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both Ventas and CCP.

Amendments

The separation and distribution agreement will provide that no provision of the separation and distribution agreement may be amended or modified except by a written instrument signed by both Ventas and CCP.

Transition Services Agreement

CCP and Ventas will enter into a transition services agreement prior to the distribution pursuant to which Ventas and its subsidiaries will provide to CCP, on an interim, transitional basis, various services. The services to be provided include information technology, accounting and tax services. The overall fee being charged by Ventas for such services (the "Service Fee") is generally intended to allow Ventas to recover all costs and expenses anticipated to be incurred in connection with the provision of such services. The Service Fee will be payable in four quarterly installments.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will be on or prior to August 31, 2016. CCP generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period of 60 days or such lesser time as may be agreed on by CCP and Ventas. Services can only be terminated at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated. Early termination of any service or of the transition services agreement will not relieve CCP of its obligation to pay the Service Fee. Ventas may terminate the transition services agreement upon a change of control of CCP and the agreement is also terminable by the parties in certain other customary circumstances. However, if Ventas terminates the transition services agreement following a change of control of CCP, CCP will be relieved of the obligation to pay the quarterly Service Fee for any quarter after the quarter in which the agreement was terminated.

CCP anticipates that it will generally be in a position to complete the transition away from those services prior to the expiration of the transition services agreement.

Tax Matters Agreement

CCP and Ventas will enter into a tax matters agreement prior to the distribution which will generally govern Ventas's and CCP's respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as

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2.13   <u>SpinCo Financing Arrangements; Cash Transfer</u>.

(a)   Prior to the Effective Time and pursuant to the Plan of Reorganization, (i) SpinCo and/or other members of the SpinCo Group will enter into one or more financing arrangements and agreements, as set forth on <u>Schedule 2.13</u>, pursuant to which they shall borrow $[   ] (the "<u>SpinCo Financing Arrangements</u>"), and (ii) SpinCo and/or other members of the SpinCo Group shall distribute, convey or otherwise transfer in the manner determined by Ventas $[   ] to Ventas and/or other members of the Ventas Group (such transfer, the "<u>Cash Transfer</u>"). The parties agree that SpinCo or another member of the SpinCo Group, as the case may be, and not Ventas or any member of the Ventas Group, are and shall be responsible for all costs and expenses incurred in connection with the SpinCo Financing Arrangements.

(b)   Prior to the Effective Time, Ventas and SpinCo shall cooperate in the preparation of all materials as may be necessary or advisable to execute the SpinCo Financing Arrangements.

2.14   <u>Financial Information Certifications</u>. Ventas's disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are currently applicable to the SpinCo Group insofar as the members of the SpinCo Group are Subsidiaries of Ventas. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002 in respect of quarterly and annual periods beginning prior to and ending after the Effective Time, Ventas, as soon as reasonably practicable following the Distribution Date and in any event prior to such time as SpinCo is required to file each quarterly report on Form 10-Q or annual report on Form 10-K in respect of any period beginning prior to and ending after the Effective Time, shall provide SpinCo with one or more certifications with respect to such disclosure controls and procedures, its internal control over financial reporting and the effectiveness thereof, which certification(s) shall be in substantially the same form as those that had been provided by officers or employees of Ventas in similar certifications delivered prior to the Distribution Date. Such certification(s) shall be provided by Ventas (and not by any officer or employee in his or her individual capacity).

2.15   <u>Transition Committee</u>. Prior to the Effective Time, the Parties shall establish a transition committee (the "<u>Transition Committee</u>") that shall consist of an equal number of members from Ventas and SpinCo. The Transition Committee shall be responsible for monitoring and managing all matters related to any of the transactions contemplated by this Agreement or any Ancillary Agreements. The Transition Committee shall have the authority to (a) establish one or more subcommittees from time to time as it deems appropriate or as may be described in any Ancillary Agreements, with each such subcommittee comprised of one or more members of the Transition Committee or one or more employees of either Party or any member of its respective Group, and each such subcommittee having such scope of responsibility as may be determined by the Transition Committee from time to time; (b) delegate to any such committee any of the powers of the Transition Committee; and (c) combine, modify the scope of responsibility of, and disband any such subcommittees and (d) modify or reverse any such delegations. The Transition Committee shall establish general procedures for managing the

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